Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction

Repligen Sweden AB	Sweden

Repligen GmbH	Germany

Repligen Singapore Pte. Ltd.	Singapore

Repligen Europe B.V.	Netherlands

Repligen (Shanghai) Biotechnology Co. Ltd.	China

Repligen Japan LLC	Japan

Repligen India Private Limited	India

Repligen Korea Co. Ltd.	South Korea

Spectrum Lifesciences, LLC	United States

C Technologies, Inc.	United States